Exhibit 99.1

Engine Gaming’s, Frankly Media and Filmfeed Inc.’s Stash TV Announce Partnership

Frankly initiates monetization of Filmfeed, Inc.’s Stash TV Digital Linear Channel with growing AI technology, audience insight solutions and performance tracking tools

NEW YORK, NY / ACCESSWIRE / October 10, 2022 - Frankly Media (“Frankly”), a digital publishing platform used to create, distribute and monetize content across all digital channels and wholly-owned subsidiary of Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME), today announced a partnership with Filmfeed, Inc. The partnership enables Frankly to monetize their recently launched Stash TV video streaming content via their premium yield advertising services.

“Frankly’s Programmatic Advertising monetization services are proving to be extremely valuable to our distribution as we begin to leverage their revenue growing AI technology, audience insight solutions and performance tracking tools to better track and importantly, monetize our newly launched Stash TV CTV streaming content.” commented Nikolaas Top, Product Manager at Stash TV.

Frankly Media offers an integrated suite of gaming, news and entertainment solutions that help its customers modernize their digital ecosystem, maximize their audience reach and engagement, and fully monetize their display, audio and video content. Frankly’s fully integrated solution suite includes premium yield advertising solutions that include ad sales, ad operations, audience insights, revenue optimization AI and performance analytics, video streaming for Live, VOD and FAST Channels, Mobile Apps, OTT/CTV Apps, Website/CMS and Audience Engagement widgets.

“The Stash TV launch is yet another example of how Engine Gaming & Media fuels the growth and footprint of all types of media companies. We value all our partnerships and are extremely grateful to be partnering with Filmfeed, Inc.” offered Lou Schwartz, CEO, Engine Gaming & Media.

About Filmfeed, Inc.

Stash TV licenses their content exclusively from Filmhub, a dynamic disruptor in the film distribution space. Filmhub provides a digital ecosystem that enables top filmmakers to publish and monetize their strong and fresh films through over 100+ digital channels. Via Filmhub, Stash TV is able to instantly license, distribute, and stream thousands of titles without negotiating individual contracts with each title owner. Empowered by this partnership, they plan to scale their beta streaming channel to host 10k+ titles within the next year.

About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for creating, managing, publishing, and monetizing digital content to any device while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions to meet the dynamic challenges of a multi-screen content distribution world.

Frankly’s comprehensive advertising services maximize ROI for our customers, including direct sales and programmatic ad support. With the release of our server-side ad insertion (SSAI) platform, Frankly is well-positioned to help video producers take full advantage of the growing market in addressable advertising.

Frankly’s technology products include a ground-breaking online video platform for Live, VOD, and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, and native apps for iOS, Android, Apple TV, Fire TV, and Roku. The company is headquartered in New York, with offices in Atlanta. Frankly Media is a Subsidiary of Engine Media and Media, Inc.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

For more information, please contact:

Engine Gaming Investor Relations

Shannon Devine

MZ Group

Email: shannon.devine@mzgroup.us